

Mail Stop 3561

November 25, 2009

Michael Cavalier
Senior Vice President – General Counsel
Cinemark USA, Inc.
3900 Dallas Parkway, Suite 500
Plano, TX 75093

> **Re:** **Cinemark USA, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **November 12, 2009**
> **File No. 333-162105**

Dear Mr. Cavalier:

      We have received your response to our comment letter dated October 21, 2009 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

Market and Industry Data, page ii

1.   We note your response to our prior comment 5 and reissue our comment. You state that you have "no reason to believe that the information described in these paragraphs is not accurate." Please revise to represent that you believe and act as if all the information described in these paragraphs is accurate.

Our Industry, page 3

2.   Revise the final sentence of the first paragraph to define or delete the word "[s]uccessful."

Acceptance of Initial Notes for Exchange, page 32

3.   We note your response to our prior comment 12 and reissue the comment in part. Please delete the phrase "for any reason" regarding non-acceptance of tendered notes.

Withdrawal of Tenders, page 36

4.   We note that you state that you will return notes or credit exchange agents' accounts "as soon as practicable" after withdrawal, rejection of tender or termination of the exchange offer. Please revise to state that you will return notes or credit exchange agents' accounts promptly after withdrawal, rejection of tender or termination of the exchange offer.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Juan Migone at (202) 551-3312 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3324 with any questions.

Sincerely,

John Stickel
Attorney-Advisor

cc: Terry M. Schpok, Esq.
        (*via facsimile*) *(214) 969-4343*